EXHIBIT 1

JACADA LTD.

Jacada Reports Financial Results for Third-Quarter 2003

Software License Revenue up 25% and Total Revenue up 14% Year-Over-Year

ATLANTA, October 27, 2003 – Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy integration and Web-to-host solutions, today reported financial results for the 2003 third quarter.

Total revenue for the 2003 third quarter was $5.3 million, up from $5.1 million in the 2003 second quarter, and 14% higher than the $4.6 million reported in the third quarter of 2002. Software license revenue was $2.3 million in the 2003 third quarter, up from $2.1 million in the 2003 second quarter, and 25% higher than the $1.8 million reported in the third quarter of 2002. Service and maintenance revenues were $3.0 million in the 2003 third quarter, unchanged from the 2003 second quarter, and 7% higher than the $2.8 million reported in the third quarter 2002.

Gross profit for the 2003 third quarter was $4.2 million, or 79% of total revenue, compared to $4.2 million, or 82% of total revenue, in the 2003 second quarter. Operating loss for the quarter was $713,000, improved slightly from the operating loss of $773,000 during the 2003 second quarter. Net loss for the quarter, after financial income, was $558,000, or $0.03 per share, compared to a net loss of $361,000, or $0.02 per share, in the 2003 second quarter. In the third quarter of 2002, Jacada reported gross profit of $3.6 million, an operating loss of $1.5 million, and a net loss of $1.3 million, or $0.07 per share.

At the end of the 2003 third quarter, Jacada’s cash and investments totaled $40.9 million, compared to $42.5 million at June 30, 2003.

“We are very pleased with the growth in total revenue, which was attributable to strong software license bookings in North America,” said Gideon Hollander, CEO of Jacada. “The growth in software license revenue underscores the quick ROI value that our suite of business solutions brings to organizations looking to extend the life of their valuable legacy computing systems.”

Third-Quarter Highlights

During the quarter, Jacada closed new and follow-on business with customers such as BG Chemie, Citibank, HomeEq Servicing Corporation, Jefferson Regional Medical Center, Qwest, Security Service Federal Credit Union, State of Tennessee, and Value Options.

JACADA LTD.

Jacada’s focus on partnerships continues to expand revenue opportunities. During the third quarter, Jacada’s partnership with Computer Associates (CA) resulted in the signing of another large customer agreement. The partnership positions Jacada as the exclusive legacy integration and Web-to-host solution for customers leveraging CA solutions that require mainframe application access such as CleverPath Portal.

Also in the third quarter, Jacada announced a joint development and marketing agreement with Oracle Corp. As part of the agreement, Jacada Integrator will provide Oracle® Application Server customers with the ability to integrate valuable legacy applications with Oracle applications and infrastructure technology. Oracle consulting and pre-sales organizations can use Jacada Integrator to help customers build and deploy legacy integration solutions.

“Partnerships are a valuable source of revenue for Jacada, since they enable to us to market our products as part of a larger solution sale,” said Hollander. “We are encouraged by the success of our relationships with Computer Associates and Oracle, as well as our other key partners PeopleSoft, SeeBeyond and Siebel. We believe partnerships such as these provide the best business solutions to our customers.”

In September, Jacada released version 5.0 of Jacada Terminal Emulator. This version features the first thin-client Java FTP (File Transfer Protocol) component in the emulation market, expanded UNIX support with VT340 emulation, additional language capability, support for the Java 2 platform, and usability improvements such as customized hotspots and font enhancements.

“Jacada continues to enhance its product lines with the overriding goal of being the one-stop-shop for all things legacy,” said Hollander. “We continue to see significant interest within our prospect and customer base and are encouraged about the prospects for the fourth quarter and beyond.”

About Jacada—Jacada Ltd. connects the world to legacy systems through a full range of programmatic integration, automated Web-to-host, and legacy access solutions. Jacada solutions address all application development architectures including J2EE, .NET, and Web Services and are the preferred and certified legacy connection solutions for Computer Associates, Oracle, PeopleSoft, SeeBeyond, and Siebel. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Citibank, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

JACADA LTD.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

Jacada Contacts:

Ann Conrad

770-352-1310 ext 382

aconrad@jacada.com

and

Phil Bourdillon

Silverman Heller Associates

310-208-2550

bourdillon@sha-ir.com

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2003	December 31, 2002
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,770	$15,319
Marketable securities	6,626	22,326
Trade receivables (net of allowance for doubtful accounts of $ 284 and $ 398 at September 30, 2003 and December 31, 2002, respectively)	3,939	2,661
Other current assets	391	645

Total current assets	20,726	40,951

LONG-TERM INVESTMENTS:
Marketable securities	24,550	3,737
Severance pay fund	712	576
Long-term other assets	56	79

Total long-term investments	25,318	4,392

PROPERTY AND EQUIPMENT, NET	2,039	2,804

OTHER ASSETS:
Technology, net (net of accumulated amortization of $ 617 and $ 381 at September 30, 2003 and December 31, 2002, respectively)	941	1,177
Other intangibles, net (net of accumulated amortization of $ 61 and $ 23 at September 30, 2003 and December 31, 2002, respectively)	102	140
Goodwill	4,554	4,554

Total other assets	5,597	5,871

	$53,680	$54,018

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	September 30, 2003	December 31, 2002
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$514	$760
Deferred revenues	3,229	2,144
Accrued expenses and other liabilities	3,598	3,599

Total current liabilities	7,341	6,503

LONG-TERM LIABILITIES:
Accrued severance pay	1,126	927
Accrued expenses	73	124

Total long-term liabilities	1,199	1,051

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 30,000,000 shares at September 30, 2003 and December 31, 2002; Issued and outstanding: 19,033,778 and 18,935,903 shares at September 30, 2003 and December 31, 2002, respectively	55	55
Additional paid-in capital	69,277	69,143
Deferred stock compensation	(21)	(25)
Accumulated other comprehensive income	169	81
Accumulated deficit	(24,340)	(22,790)

Total shareholders’ equity	45,140	46,464

	$53,680	$54,018

JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2003	2002	2003	2002	2002

	Unaudited				Audited

Revenues:
Software license	$6,594	$6,999	$2,294	$1,834	$9,783
Services	3,295	3,661	1,093	965	4,518
Maintenance	5,579	5,317	1,886	1,812	7,235

Total revenues	15,468	15,977	5,273	4,611	21,536

Cost of revenues:
Software license	406	179	224	58	248
Services	1,747	2,576	596	671	3,115
Maintenance	824	950	267	287	1,247

Total cost of revenues	2,977	3,705	1,087	1,016	4,610

Gross profit	12,491	12,272	4,186	3,595	16,926

Operating expenses:
Research and development	4,109	4,406	1,393	1,353	6,191
Sales and marketing	7,128	7,665	2,338	2,211	9,450
General and administrative	3,601	3,451	1,168	863	4,602
Restructuring charges	—	701	—	701	501

Total operating expenses	14,838	16,223	4,899	5,128	20,744

Operating loss	(2,347)	(3,951)	(713)	(1,533)	(3,818)
Financial income, net	797	598	155	209	909

Net loss	$(1,550)	$(3,353)	$(558)	$(1,324)	$(2,909)

Basic and diluted net loss per share	$(0.08)	$(0.18)	$(0.03)	$(0.07)	$(0.16)

Weighted average number of shares used in computing basic and diluted net loss per share	19,003,988	18,638,041	19,020,340	18,806,114	18,710,105